UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UTSTARCOM, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1275 Harbor Bay Parkway
Address of Principal Executive Office (Street and Number)

Alameda, CA 94502
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PLEASE SEE ATTACHED SHEET FOR RESPONSE TO PART III

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Francis P. Barton	510	864-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

The Company has not filed its Form 10-Q Quarterly Report for the fiscal quarter ended September 30, 2006, its Form 10-K Annual Report for the fiscal year ended December 31, 2006, or its Form 10-Q Quarterly Report for the fiscal quarter ended March 31, 2007.  Completion of these Reports is subject to the Company’s review of its historical China sales contracts under the direction of the Audit Committee of the Board of Directors.   See Part III of this Form 12b-25 for additional information.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐* No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*  Because of the Company’s independent review of its historical China sales contracts and other potentially related issues discussed in Part III above, the Company has not checked either box in Part IV, Subsection 3, as it is not possible at this time for the Company to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the quarterly report on Form 10-Q for the quarter ended June 30, 2007.

UTSTARCOM, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2007	By	/s/ Francis P. Barton

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

RESPONSE TO PART III

UTStarcom, Inc., a Delaware corporation (the “Company”), is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (the “Second Quarter Form 10-Q”) by the prescribed due date due to circumstances described below.  The Company seeks relief pursuant to Rule 12b-25(b) with respect to the Second Quarter Form 10-Q.

As disclosed in the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2006, February 2, 2007, March 2, 2007, May 16, 2007 and July 24, 2007, the Company commenced a voluntary review of its historical equity award grant practices under the direction of the Nominating and Corporate Governance Committee of the Board of Directors of the Company (the “Governance Committee”) and with the assistance of independent legal counsel and forensic accountants.  The Company announced the preliminary results of that review on July 24, 2007.  As a result of the investigation, the Company has determined that it will be necessary to recognize additional non-cash stock-based compensation in the amount of approximately $28 million in the aggregate over the years 2000 through 2006.

The Company also announced on July 24, 2007 that it is conducting an independent review of historical sales contracts with some of its customers in China.  The review is being conducted by the Audit Committee of the Board of Directors with the assistance of independent legal counsel and forensic accountants.  Although this review is ongoing and the Company does not yet know the outcome of the review, the Company cannot rule out the possibility that the outcome could impact revenue recognized for certain of such contracts as recorded in its previously issued financial statements.

The Company needs additional time in order to (i) complete the review of its China sales contracts, as described above, (ii) determine the financial statement effects, if any, of the aforementioned independent review of its China sales contracts, and (iii) assess any impact of the review on the effectiveness of the Company’s internal control over financial reporting and management’s annual report on internal control over financial reporting.

As a result of the ongoing review of the China sales contracts, the possible impact of which is more fully described below, the Company is unable to file the Second Quarter Form 10-Q by the required filing date and does not currently anticipate that it will be filed on or before the fifth calendar day following the prescribed due date according to Rule 12b-25.

Impact of China Sales Contract Review on Financial Statements and Internal Control over Financial Reporting

The Company has not reached conclusions as to whether the Company will need to record any adjustments to its financial statements related to the China sales contract review.  To the extent accounting adjustments are identified as a result of this review, the Company will be required to evaluate the effect on its internal control over financial reporting.

This information is preliminary and is subject to changes that may result from completion of the Audit Committee’s investigation, management’s review of the findings of the Audit Committee, and audit by the Company’s independent registered public accounting firm, but it provides management’s best estimates based on available information.

Impact on Listing of Company’s Securities

Management expects that Nasdaq will notify the Company that the delay in the filing of the Second Quarter Form 10-Q constitutes another basis for potential delisting.  As previously disclosed, the Nasdaq Listing Qualifications Panel (the “Panel”) determined that the Company’s securities are subject to delisting based on the Company’s inability to make timely periodic filings of certain prior financial statements and other information with the SEC during the Company’s voluntary review of its historical equity award, pricing and accounting practices.  The Company appealed the Panel’s determination and the Panel then granted the Company a conditional extension to file its delinquent filings.  The Company then appealed the Panel’s conditional extension to the Nasdaq Listing and Hearing Review Council (the “Listing Council”).  The Listing Council stayed the Panel’s decision and asked the Company to provide an update on its efforts to file its delinquent filings.   The Company continues to provide updates to the Listing Council.  The Company expects that the securities of the Company will remain listed on the Nasdaq Stock Market pending further action by the Listing Council.  The Company can provide no assurance that the Listing Council will grant the Company’s request for additional time to comply with its filing obligation.

Forward-Looking Statements

Information in this Form 12b-25 regarding the status and determinations resulting from the Governance Committee’s independent review of the Company’s historical equity award grant practices, the Audit Committee’s assessment of the results of that review, Company management’s estimate of the total amount of additional non-cash stock-based compensation charges that the Company’s expects to recognize, the Audit Committee’s independent review of the Company’s historical China sales contracts, management’s present expectations concerning the timing of filing the Second Quarter Form 10-Q with the SEC, and expectations regarding the continued listing of the Company’s securities on the NASDAQ Stock Market, as well as other expectations and beliefs, are forward-looking statements that involve risks and uncertainties.  All forward-looking statements included in this Form 12b-25 are based upon information available to the Company as of the date of this Form 12b-25, which may change, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations.  Factors that could cause or contribute to such differences include the conclusions of the Audit Committee (and the timing of such conclusions) concerning matters relating to the China sales contracts and other risks detailed from time to time in the Company’s SEC reports and filings, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

The Company’s investigation regarding its historical China sales contracts is ongoing, and the determinations of the Audit Committee and the Company’s management discussed in this Form 12b-25 are preliminary.  In addition, the investigation and possible conclusions may in the future have an impact on the amount and timing of previously recorded sales revenue; our ability to file required reports with the SEC on a timely basis; our ability to meet the requirements of the NASDAQ Stock Market for continued listing of our shares; potential claims and proceedings relating to such matters, including shareholder or employee litigation and action by the SEC and/or other governmental agencies; and negative tax or other implications for the Company resulting from any accounting adjustments or other factors.